UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

The following is the text of an announcement released to the London Stock
Exchange by Royal Dutch Shell plc on May 20, 2014

ROYAL DUTCH SHELL PLC

DIRECTOR DECLARATION

Further to the resolutions passed at the Annual General Meeting of Royal Dutch
Shell plc (the "Company") on May 20, 2014 to appoint Euleen Goh and Patrica A.
Woertz as Directors of the Company with effect from September 1, 2014 and June
1, 2014 respectively, the following information is disclosed pursuant to Listing
Rule 9.6.13.

Pursuant to Listing Rule 9.6.13 (1), Euleen Goh is a Non-executive Director of
CapitaLand Limited, DBS Group Holdings Ltd and SATS Ltd. She was a Non-executive
Director of Aviva plc from 2009 to 2012, MediaCorp Pte Ltd from 2002 to 2009,
Singapore Airlines Limited from 2006 to 2013 and Singapore Exchange Limited from
2006 to 2012. Patricia A. Woertz is Chairman and Chief Executive Officer of
Archer Daniels Midland Company and serves on the Board of Directors of The
Procter & Gamble Company.
 There is no information to disclose pursuant to Listing Rule 9.6.13 (2) to
Listing Rule 9.6.13 (6) inclusive.

May 21, 2014

Mark Edwards
Deputy Company Secretary
Royal Dutch Shell plc

ENQUIRIES
Media Relations
International: +44 20 7934 5550
USA: +1 713 241 4544

Investor Relations
International: + 31 70 377 4540
North America: +1 832 337 2034

................................................................................

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-177588 and 333-177588-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715, 333-141397, 333-171206 and 333-192821).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: May 21, 2014	By:	/s/ M Edwards
	Name:	M Edwards
	Title:	Deputy Company Secretary